SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET	FIRM/AFFILIATE
BOSTON, MASSACHUSETTS 02108-3194	OFFICES

TEL: (617) 573-4800	CHICAGO
FAX: (617) 573-4822	HOUSTON
www.skadden.com	LOS ANGELES
NEW YORK
DIRECT DIAL	PALO ALTO
(617) 573-4859	WASHINGTON, D.C.
DIRECT FAX	WILMINGTON
(617) 305-4859
EMAIL ADDRESS	BEIJING
MARGARET.COHEN@SKADDEN.COM	BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 26, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: Michael McTiernan, Assistant Director

RE:	Select Income REIT
Registration Statement on Form S-11
Filed December 22, 2011
File No. 333-178720

Dear Mr. McTiernan:

On behalf of Select Income REIT (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated January 18, 2012, in connection with the above-captioned registration statement.  Amendment No. 1 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this letter.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

United States Securities and Exchange Commission

January 26, 2012

General

1.             Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Company Response:  The Company intends to use photographs on the inside cover pages of the prospectus.  The Company acknowledges the Staff’s comment and will file a pre-effective amendment to the Registration Statement including these pages for the Staff’s review prior to distributing any preliminary prospectus to prospective investors.

2.             We note that you have not determined the pro forma percentage ownership of insiders. So that we can do an informed review of the current draft registration statement, please provide us a range that reflects your current expectations.

Company Response:  The Company currently expects that, upon completion of the offering, its parent company, CommonWealth REIT, or CWH, will own  between 70-75% of the Company’s outstanding common shares, or approximately 66-71% if the underwriters’ over allotment option is exercised in full.  The Company does not expect that any of its trustees or officers will own common shares upon completion of the offering.

Our History, Relationship with CWH and Management, page 4

3.             Please include a more detailed discussion of the contribution transaction. For example, please disclose that the properties are to be contributed for shares and the note. Prior to effectiveness, please expand Item 33 of Part II of the registration statement to cover this contribution transaction.

Company Response:  In response to the Staff’s Comment, the Company has revised its disclosure on page 4 of the prospectus included in the Registration Statement and its disclosure on page II-1 of the Registration Statement.

United States Securities and Exchange Commission

January 26, 2012

Summary Risk Factors, page 5

4.             Please revise the Oahu concentration bullet to quantify the 68.3% concentration level.

Company Response:  The Company has revised its disclosure on page 5 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Distribution Policy, page 26

5.             We note your statement, “… these estimates do not take into account any financing activities…as they cannot be estimated at this time.” Please tell us whether cash flows from investing and financing activities for the twelve months ended September 30, 2012 are expected to be significant. We may have further comments.

Company Response:  The Company expects that, during the twelve months ending September 30, 2012, it will evaluate new investment opportunities and it may acquire additional properties which would be financed in whole or in part by borrowings under its bank facility.  However, at this time, the Company has not identified any potential property acquisitions that it considers probable.  As a result, at this time, the Company cannot estimate either the amount or type of financing that would be required to make any such potential acquisition or the cash flows from such potential acquisitions.

6.             We note your disclosure of estimated FFO and normalized FFO. Please advise us how these projections comply with Item 10(b) of Regulation S-K.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 26 through 29 of the prospectus included in the Registration Statement to remove disclosure of estimated FFO and normalized FFO calculations.

7.             We note you plan on presenting estimated CAD per share. Given that CAD is a liquidity measure, presentation of a liquidity measure on a per share basis would not be appropriate. Please revise.

United States Securities and Exchange Commission

January 26, 2012

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the prospectus included in the Registration Statement to remove disclosure of estimated CAD per share.

8.             We note that you are including the net operating income impacts of a property acquired subsequent to the period ending September 30, 2011, but you are not reflecting the costs of that acquisition. Please advise why you believe this is appropriate.

Company Response:  As noted in footnote (2) to the table on page 28 of the prospectus included in the Registration Statement, the five properties were acquired during (not subsequent to) the twelve-month period ended September 30, 2011.  We have not reflected the historical acquisition costs of $511,000 for these properties in the calculation of estimated CAD for the twelve months ending September 30, 2012 as these are one-time expenses that were incurred during the twelve-month period ended September 30, 2011 and will not re-occur during the twelve-month period ending September 30, 2012.

9.             We note you estimated capital expenditures by applying a rate per square feet to your total portfolio of rentable square feet. Please clarify and disclose how you determined the rate and how your rate is reasonable and supportable.

Company Response:  The Company determined the $0.10 rate per square foot by dividing the sum of the capital expenditures incurred by CWH for the periods for which the Company disclosed the selected financial information included on page 33 of the prospectus included in the Registration Statement in respect of the properties to be contributed to the Company by CWH by the sum of the average rentable square feet of the properties for each such period.  The disclosed estimated capital expenditure amount is not materially different from the approximately $2.2 million our parent, CWH, currently has budgeted for the 2012 fiscal year with respect to the properties.  The Company has revised its disclosure on page 29 of the prospectus included in the Registration Statement in response to the Staff’s comment.

10.           Please tell us why you have not made any adjustments for leasing expiring during the twelve months ended September 30, 2012, assumed levels of renewals and the costs of any such renewals.

Company Response:  The Company advises the Staff that no leases of mainland office and industrial properties are scheduled to expire during the twelve months ending September 30, 2012.  Leases of Hawaii properties that are scheduled

United States Securities and Exchange Commission

January 26, 2012

to expire during the twelve months ending September 30, 2012 contributed approximately $3 million, or approximately 4%, of total revenues from the properties during the twelve months ended September 30, 2011.  The Company has assumed that all such expiring leases would be renewed for similar rents and at costs that would not be significant.  The Company believes this assumption to be reasonable, based on the historical experience of the Company’s parent with the properties in question and with the Hawaii properties generally, the Company’s consideration of various facts with respect to the expiring leases and properties concerned, including the current tenant history and the Company’s assessment of relevant market conditions.  The Company also considered the historical costs of lease renewals for the Hawaii properties as well as amounts CWH budgeted for the prior fiscal year with respect to these properties.  The Company has revised its disclosure on page 29 of the prospectus included in the Registration Statement to disclose this assumption.

11.           As you anticipate borrowing approximately $225 million from you new credit facility, please include an adjustment for the estimated principal and interest payments required to be made during the twelve months period ended September 30, 2012. Please ensure that you disclose how you calculated this adjustment.

Company Response:  The pro forma net income for the year ended December 31, 2010 includes an adjustment for twelve months of interest expense required to be made by the Company on expected borrowings under its new bank facility.  The Company has revised its disclosure on page 28 of the prospectus included in the Registration Statement in response to the Staff’s comment to describe this adjustment.  The adjustment does not reflect any payment of principal as the Company does not expect the Credit Agreement will require any principal payments during the period.

12.           Please expand footnotes 1 and 5 to disclose the calculation of each adjustment.

Company Response:  The Company has revised its disclosure on pages 28 and 29 of the prospectus included in the Registration Statement in response to the Staff’s comment.

13.           Please provide to us an initial estimate of the annual estimated distribution, estimated CAD surplus and the distribution payout ratio.

United States Securities and Exchange Commission

January 26, 2012

Company Response:  The Company attaches an initial estimate of the annual estimated distribution, estimated CAD surplus and the distribution payout ratio as Exhibit A to this letter.

Selected Financial and Pro Forma Financial Information, page 32

14.           Please expand the reconciliation to include adjustments to get from “Property NOI” to GAAP net income. Please revise the narrative introduction sentence accordingly.

Company Response:  The Company has revised its disclosure on page 34 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 36

15.           Please revise the lease expiration table on page 38 to include the total area in square feet covered by such leases. Refer to Item 15(f) of Form S-11.

Company Response:  The Company respectfully directs the Staff’s attention to the column under the heading “Rented Square Feet Expiring” of the lease expiration table on page 37 of the prospectus included in the Registration Statement, which column contains the total area in square feet covered by the expiring leases.

16.           Please expand your disclosure to discuss your anticipated investment strategy for the next fiscal year.

Company Response:  The Company has revised its disclosure on page 38 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Results of Operations, page 39

17.           Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items.  For example, please separately quantify the rental income

United States Securities and Exchange Commission

January 26, 2012

fluctuations attributed to acquisitions and increases from lease renewals and rent resets. In addition, you indicate that general and administrative expenses increase reflects the increase in these expenses allocated to your properties without discussing the allocation methodology and the factors that changed within this methodology that led to an increase in allocated expenses. Reference is made to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company Response:  The Company has revised its disclosure on pages 38 through 41 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Business, page 48

18.           We note that the large majority of your properties are leased to tenants who are not rated by any nationally recognized statistical rating organization. Please tell us whether you have tenant credit requirements you apply to new tenants and whether you monitor credit statistics during the life of existing leases. We may have further comments.

Company Response:  The Company expects that its manager, REIT Management & Research LLC, or RMR, will employ a tenant review process substantially similar to that used for its parent, CWH.   RMR assesses prospective tenants on an individual basis and does not employ a uniform set of criteria.  In general, RMR evaluates creditworthiness and financial strength of a prospective tenant prior to CWH entering into a new lease based on financial, business plan and other information concerning the prospective tenant that is provided to RMR by the prospective tenant, other information regarding the prospective tenant that is generally publicly available and research obtained by RMR from Credit Risk Monitor, a third party database to which it subscribes.  The Company currently expects that RMR will retain Credit Risk Monitor to monitor the Company’s existing tenants which are rated by a nationally recognized statistical rating organization and to provide RMR quarterly with a list of changes in tenant ratings.  Neither CWH nor RMR has any credit monitoring system for tenants that are not so rated, however on occasion CWH has requested tenants to submit periodic financial statements pursuant to the terms of their respective leases.

Tenant Diversity, page 50

19.           Please confirm that the tenant diversity table includes land leases.

United States Securities and Exchange Commission

January 26, 2012

Company Response:  The Company advises the Staff that the tenant diversity table on page 51 of the prospectus included in the Registration Statement includes the Company’s land leases in Oahu, Hawaii.

Geographic Concentration, page 51

20.           Please provide us with support for all quantitative and qualitative business and industry data used in this section. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Company Response:  Support for the quantitative and qualitative business and industry data are being delivered to the Staff supplementally in paper form pursuant to Securities Act Rule 418.

Our New Bank Facility, page 56

21.           Please provide more detailed disclosure of any material financial covenants, including quantifying any ratio.

Company Response:  The Company has revised its disclosure on page 56 of the prospectus included in the Registration Statement in response to the Staff’s comment.  The Company may supplement the disclosure as it deems appropriate in an amendment to the Registration Statement to reflect the terms in the final credit agreement.

Indemnification by Our Shareholders and Arbitration of Claims, page 84

22.           We note the shareholder arbitration provision of the bylaws. Please provide us an analysis as to how this provision, when applied to claims related to the federal securities laws, is consistent with Section 14 of the Securities Act. The analysis should include a discussion of procedural protections, substantive remedies and Commission oversight.

Company Response:  The Company has determined not to include a shareholder arbitration provision in its amended and restated declaration of trust and amended and restated bylaws at this time.  The Company has revised its disclosure

United States Securities and Exchange Commission

January 26, 2012

on pages 20 and 83 of the prospectus included in the Registration Statement accordingly.

Other Relationship, page 115

23.           Please revise your disclosure to identify each of the underwriters that have a material relationship with you or your advisor. Refer to Item 508(a) of Regulation S-K.

Company Response:  The Company has revised its disclosure on page 114 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Financial Statements, page F-6

24.           We note you have calculated interest expense using the rate of LIBOR plus 1.3%. As noted on page 56, your floating rate is based upon LIBOR plus a margin which varies depending upon your leverage and credit rating. Please tell us and expand your disclosures to clarify how you determined 1.3% to be an appropriate estimate of what the margin would be. In addition, please disclose the effect of a change in the estimated interest rate by plus or minus 1/8th of a percent would have on your estimated interest payments.

Company Response:  The Company has received a commitment letter and term sheet for the proposed bank facility, which proposed terms specify margin amounts based on the Company’s leverage.  The Company estimated its pro forma leverage and applied the applicable specified margin of 1.3%.  The Company has revised its disclosure on page F-7 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Real Estate Properties, page F-13

25.           Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

United States Securities and Exchange Commission

January 26, 2012

Company Response:  The Company evaluates fixed rate renewal options acquired as part of a property acquisition in a manner similar to an acquired lease that contains below market rents.  The value ascribed to any below market lease renewal option would be included in “Acquired real estate lease obligations, net” on our balance sheet and would not be amortized until the tenant either exercises or declines the lease renewal option.  None of the 253 properties to be contributed to us from CWH include below market fixed rate lease renewal options.

26.           Based on disclosures on page 54 and elsewhere in your filing, we note you have redeveloped some of the properties held in your portfolio. Please disclose your capitalization policy. Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses. In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends. Lastly, please disclose the amount to redevelopment costs incurred separately from cash used to acquire properties.

Company Response:  The Company has revised its disclosure on pages 45 and F-17 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Note 8. Subsequent Events, page F-19

27.           Please provide a description of the acquisition that occurred in the first part of 2011.

Company Response:  The Company has revised its disclosure on page F-19 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Select Income REIT

Note 1 — Organization, page F-36

28.           As indicated elsewhere in your filing, we note you intend to enter into two management agreements with REIT Management & Research LLC upon completion of your offering. To the extent the terms and conditions of the agreements have been determined, please disclose the significant terms relating to these agreements.  Expanded disclosures should include information related to fees and compensation.

United States Securities and Exchange Commission

January 26, 2012

Company Response:  The Company advises the Staff that the management agreements to be entered into with RMR will not be entered into until the closing of the offering.  The Company believes that placing the prospective disclosure regarding these agreements in the notes to its financial statements which have been audited as of December 21, 2011 is not appropriate.  The Company respectfully requests the Staff to reconsider its comment in light of the Company’s substantial disclosure on pages 68 through 72 of the prospectus included in the Registration Statement, which sets forth a description of the significant terms of the management agreements, including information related to fees and compensation.  The Company will also file complete forms of these agreements as exhibits to a pre-effective amendment to the Registration Statement.

Note 2 — Summary of Significant Accounting Policies, page F-36

29.           Please disclose your accounting policy for organizational and offering costs and the amount of organizational and offering costs incurred to date. These amounts should include the out-of-pocket expenses of CommonWealth REIT that have been incurred on your behalf and will be reimbursed.

Company Response:  The Company has revised its disclosure on page F-36 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Item 36.  Financial Statements and Exhibits, page II-2

30.           We note that you have filed “form of” certain exhibits. Please advise us if you will not be filing the final, executed agreements or documents (as applicable) prior to effectiveness of the registration statement.

Company Response:  The Company intends to file final, as executed copies of the $400 million demand promissory note issued to CommonWealth REIT and the Credit Agreement as exhibits to an amendment of the Registration Statement filed prior to effectiveness.  The Company intends to enter into or adopt, as applicable, (i) the Business Management Agreement, (ii) the Property Management Agreement, (iii) the Transaction Agreement, (iv) the indemnification agreements, (v) the 2012 Equity Compensation Plan and (vi) the Amended and Restated Declaration of Trust, the Amended and Restated Bylaws and the other governing documents listed on the exhibit table concurrently with the closing of the offering, which will be after effectiveness of the Registration Statement, and, therefore, the Company does not intend to file final, as executed copies of these documents prior to effectiveness of the Registration Statement but will file forms of these documents prior to

United States Securities and Exchange Commission

January 26, 2012

effectiveness.  The Company expects that it will file final, as executed copies of these exhibits and the Underwriting Agreement, which will also be entered into after effectiveness of the Registration Statement, on a Current Report on Form 8-K after the closing of the offering.

31.           We note that you have indicated that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence for us to review.

Company Response:  Drafts of the legal and tax opinions are being delivered to the Staff supplementally.  These opinions will be delivered to the Company and filed as exhibits to a pre-effective amendment of the Registration Statement.  The Company acknowledges the Staff’s comment regarding the filing of required exhibits and advises the Staff that it will file the remaining exhibits as promptly as practicable.

United States Securities and Exchange Commission

January 26, 2012

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

Enclosures

United States Securities and Exchange Commission

January 26, 2012

Exhibit A

Initial Estimate of the Annual Estimated Distribution

For purposes of this initial estimate, the Company is providing the following table disclosed on pages 28 through 29 of the prospectus included in the Registration Statement, marked in the box below to show the items “Pro forma Shares outstanding,” “Estimated annual distribution per share,” “Total annual estimated distribution,” “Estimated annual CAD surplus after distribution,” and “Distribution payout ratio of estimated CAD” completed.

Calculation of estimated CAD for the twelve months ending September 30, 2012
Pro forma net income for year ended December 31, 2010(1)	$54,324
Less: Pro forma net income for nine months ended September 30, 2010	(39,698)
Add: Pro forma net income for nine months ended September 30, 2011	47,086
Pro forma net income for twelve months ended September 30, 2011	$61,712
Add: Increase in net operating income(2)	$1,870
Add: Historical depreciation and amortization	10,391
Add: Amortization of deferred financing fees on new bank facility(3)	1,000
Add: Net effect of non-cash rental income(4)	(4,400)
Add: Historical acquisition related costs(5)	511
Add: Historical allocated general and administrative costs(6)	5,559
Less: Estimated general and administrative costs(7)	(6,316)
Less: Estimated capital expenditures(8)	(2,142)
Estimated CAD for the twelve months ending September 30, 2012(9)	$68,185
Pro forma Shares outstanding	30,000,000
Estimated annual distribution per share	$1.60
Total annual estimated distribution	$48,000
Estimated annual CAD surplus after distribution	$20,185
Distribution payout ratio of estimated CAD	70%

(1)           Includes twelve months of interest expense on the estimated principal amount outstanding under our new bank facility. Interest expense is based upon an estimated interest rate of the one month British Bankers’ Association London Interbank Offered Rate plus 1.30%. Interest expense is calculated as follows:

Estimated principal amount outstanding	$225,000
Interest rate	1.58%
Interest expense	$3,555
Add: Amortization of deferred financing fees	1,000
Add: Annual administrative fees	50
Add: Annual facility fee (0.30% of a $500,000 loan commitment)	1,500
Total interest expense	$6,105

(2)           Represents the annualized increase in net operating income from four properties acquired in December 2010 and one property acquired in January 2011. Pro forma net income for the twelve months ended September 30, 2011 includes the net operating income from these properties from the date of acquisition by CWH through September 30, 2011. The increase in net operating income is based on the average daily net operating income from each of these properties during periods of actual ownership by CWH multiplied by the number of days in the twelve months ended September 30, 2011 that the properties were not owned by CWH:

Acquisition Date	Net Operating Income from the Date of Acquisition through September 30, 2011	Average Daily Net Operating Income during Periods of Actual Ownership by CWH	Increase in Net Operating Income
12/9/2010	$1,307	$4.43	$310
12/9/2010	$1,310	$4.44	$311
12/9/2010	$1,314	$4.45	$312
12/17/2010	$2,278	$7.94	$619
1/18/2011	$737	$2.89	$318
Total increase in net operating income:			$1,870

(3)           Represents one year of non-cash interest adjustments associated with the amortization of deferred financing fees related to our new bank facility.

(4)           Represents one year of non-cash rental revenues associated with the net straight-line adjustments to rental income and the amortization of above- and below-market lease intangibles.

(5)           Represents the costs related to the acquisition of five properties during the twelve months ended September 30, 2011.

(6)           Represents the portion of CWH’s historical general and administrative costs for the twelve months ended September 30, 2011 that was allocated to the properties contributed to us by CWH. General and administrative costs are based on an allocated portion of CWH’s historical general and administrative costs attributable to the properties based upon CWH’s historical cost of the properties compared to CWH’s total historical cost of all of its properties. Historical allocated general and administrative costs are calculated as follows:

General and administrative costs for year ended December 31, 2010	$5,291
Less: General and administrative costs for nine months ended September 30, 2010	3,846
Add: General and administrative costs for nine months ended September 30, 2011	4,114
Historical allocated general and administrative costs	$5,559

(7)           Represents estimated general and administrative costs necessary to operate separately from CWH calculated as follows:

Historical cost of properties transferred from CWH	$943,238
Business management fee percent	0.5%
Estimated business management fee	4,716
Estimated legal and audit fees	1,300
Estimated trustee fees, internal audit expenses and other costs	300
Estimated general and administrative	$6,316

(8)           Under our net leases, our tenants are typically responsible for paying or reimbursing us for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs. However, we may be responsible for certain capital expenditures. The amount shown represents capital expenditures estimated to be incurred during the twelve months ending September 30, 2012 calculated as follows:

Total portfolio rentable square feet as of September 30, 2011	21,415
Estimated rate per square foot	$0.10
Estimated capital expenditures	$2,142

We determined the $0.10 estimated rate per square foot by dividing the sum of the capital expenditures incurred by CWH during each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the nine months ended September 30, 2011 in respect of the properties contributed to us by CWH, by the sum of the average rentable square feet of the properties for each such period.

(9)           For purposes of estimating CAD, we have assumed that the leases expiring during the twelve months ending September 30, 2012 will be renewed for similar rents and at costs that will not be significant. The expiring leases relate to certain of our Hawaii properties which contributed approximately $3 million, or approximately 4%, of total revenues from our properties during the twelve months ended September 30, 2011. We have based these assumptions on the characteristics of the properties for which leases are scheduled to expire, CWH’s experience with these properties and CWH’s experience with leasing our Hawaii properties generally.